

— FIRST QUARTER RESULTS

2014 —

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Period Ended
March 31, 2014

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2014 and related notes thereto which have been prepared in accordance with International Accounting Standards ("IAS") 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2013 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 1, 2014 and all figures are stated in U.S. dollars unless otherwise noted.

— COMPANY HIGHLIGHTS

Strong balance sheet with over $110 million in cash at March 31, 2014.

Despite weakened gold prices, operating cash flows, when excluding changes in non-cash working capital, for the three months ended March 31, 2014 were $9.2 million compared with $9.0 million for the comparable period in 2013.

Attributable Gold Equivalent ounces sold, for the three months ended March 31, 2014 were 11,966 ounces compared with 9,396 ounces for the comparable period in 2013, representing an increase of 27%.

Revenue for the three months ended March 31, 2014 was $15.3 million compared with $15.4 million for the comparable period in 2013.

Average cash costs for the three months ended March 31, 2014 of $355 per Attributable Gold Equivalent ounce compared with $390 per Attributable Gold Equivalent ounce for the comparable period in 2013.

The Company exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration and as contemplated in the original purchase agreement, Sandstorm agreed to make an upfront payment of $10 million which represents approximately 20% of the upfront capital expenditures relating to gold production and will continue to make ongoing per ounce payments equal to $350 until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the ongoing per ounce payments will increase to $450.

Subsequent to quarter end, the Company remitted a $10 million loan to Luna Gold Corp. in accordance with its previously announced commitment to issue a non-revolving loan facility to Luna. The loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the loan are intended to be used towards exploration activities at Luna's Aurizona Mine.

On April 21, 2014, the Company announced that it had entered into a definitive arrangement agreement with Sandstorm Metals & Energy Ltd. pursuant to which Sandstorm Gold would acquire 100% of the issued and outstanding shares of Sandstorm Metals & Energy Ltd., allowing Sandstorm management to focus on gold going forward.

Subsequent to quarter end, the majority of the April 23, 2014 warrants outstanding were exercised prior to their expiry date bringing in over $30 million in cash to the Company since January 2014.

— OVERVIEW

The Company is a growth-focused company that seeks to acquire gold and other pre-cious metal purchase agreements ("Gold Streams") from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has eight Gold Streams and 27 net smelter returns royalties ("NSR"s), of which 13 of the underlying mines are producing gold.

— OUTLOOK

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2014 is forecasted to be between 40,000 – 50,000 Attributable Gold Equivalent ounces, increasing to approximately 60,000 Attributable Gold Equivalent ounces per annum by 2016. This growth is largely driven by the Company's portfolio of Gold Streams with mines, most of which are either currently producing or expected to commence production by 2015.

— STREAMS AND ROYALTIES

Aurizona Gold Stream | Luna Gold

The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $404 and the then prevailing market price of gold.

As at March 31, 2014, the Company had paid $5.8 million and will contribute another $4.2 million in capital towards the phase one production expansion project ("Phase 1 Expansion") at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017. The proceeds from the Loan will be used towards the Phase I Expansion and exploration activities at Luna's Aurizona Mine.

Black Fox Stream | Primero Mining

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension (the "Black Fox Extension"), which includes a portion of Primero's Pike River concessions, for a per ounce payment equal to the lesser of $509 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill.

Santa Elena Gold Stream | SilverCrest Mines

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s ("SilverCrest") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

— CURRENT ACTIVITIES

↳ Luna closed a $20 million equity financing in February 2014.

↳ Luna announced an increase in reserves to 2.36 million ounces of gold which extends the mine life to 15 years with production estimated to be between 125,000 and 140,000 ounces per annum at its Aurizona Mine. For further information regarding the results please visit the Luna Gold website at www.lunagold.com.

↳ Primero recently announced that it intends on spending over $40 million on capital projects and exploration activities at the Black Fox Mine in 2014. The objective of which is to increase underground production such that 120,000 ounces of gold are produced annually from the mine.

↳ Primero also intends on achieving, by the end of 2014, a mining and processing target of approximately 1,000 tonnes of ore per day.

↳ The expansion plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, and re-treatment of the material on the heap leach pads to recover residual silver and gold values. The construction of a 3,000 tonne per day mill at Santa Elena is nearing completion and SilverCrest is expecting to commission the plant during the second

— CURRENT ACTIVITIES

quarter of 2014. The initial mill feed will be from open-pit operations, transitioning to an underground and heap leach pad ore mix in the second half of 2014.

↳ Metanor recently announced positive results from its underground drilling campaign. The intention of the campaign is to increase the resources at the Bachelor Lake Mine. For further information regarding the results please visit the Metanor website at www. metanor.ca.

↳ Metanor recently announced the Bachelor Lake Mine has reached commercial production and continues to progress towards full production.

↳ Rambler recently provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year. Additionally, all zones remain open to further exploration.

↳ Rambler released a favorable preliminary economic assessment that identifies the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study.

SilverCrest has implemented a three year expansion plan to increase metals production at the Santa Elena Mine (open pit and underground) and to transition from a heap leach operation to a conventional mill. During the three months ended March 31, 2014, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million which represents approximately 20% of the upfront capital expenditures relating to gold production.

Bachelor Lake Gold Stream | Metanor Resources

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow by the end of 2017.

Production at the Bachelor Lake Mine began in early 2013 and the findings from the 2011 pre-feasibility study showed an expected ramp up to 60,000 ounces of gold per year at full commercial production. The Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure.

Ming Gold Stream | Rambler Metals & Mining

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2013 metallurgical recoveries, Sandstorm's 2014 gold purchase entitlement was increased to 33%.

Hugo North Extension & Heruga Gold Stream | Entrée Gold

Sandstorm has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 25.7% and 33.8% of Entrée's 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich porphyry copper-gold deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Deflector Gold Stream | Mutiny Gold

The Company has a Gold Stream to purchase 2.6% of the life of mine gold produced from Mutiny Gold Ltd.'s ("Mutiny") open pit Deflector project, located in Western Australia (the "Deflector Mine") for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production is anticipated to begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility.

Gualcamayo Royalty | Yamana Gold

The Company has a 1.0% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana Gold Inc. ("Yamana"). The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

Emigrant Springs Royalty | Newmont Mining

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty | AngloGold Ashanti

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011. It also includes a modern tailings storage facility approximately 15 kilometres from the gold plant modules where residues from the treatment plants are deposited.

Mt. Hamilton Royalty | Solitario Exploration & Royalty

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC ("MH-LLC") which is 80% owned by Solitario Exploration & Royalty Corp. ("Solitario") and 20% owned by Ely Gold & Minerals Inc.

Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

Bracemac-McLeod Royalty | Glencore Xstrata

Sandstorm has a 0.6% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore"). The Bracemac-McLeod Mine began initial production in the second half of 2013.

— REVOLVING CREDIT FACILITY

During the year ended December 31, 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the "Syndicate"). The Revolving Loan includes an increase of available credit to $100 million from $50 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. As at March 31, 2014, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

— SUBSEQUENT EVENTS

ACQUISITION On April 21, 2014, the Company entered into a definitive arrangement agreement ("Arrangement Agreement") with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals") pursuant to which Sandstorm Gold would acquire all of the issued and outstanding shares (the "Sandstorm Metals Shares") of Sandstorm Metals other than the Sandstorm Metals Shares currently owned by the Company. The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) and is subject to court, shareholder and regulatory approvals.

Upon completion of the Arrangement, Sandstorm Gold will issue to each holder of a Sandstorm Metals Share 0.178 of a common share of Sandstorm Gold and pay C$0.35 in cash.

This acquisition will allow management to focus all of its future time and attention on acquiring Gold Streams. The acquisition of Sandstorm Metals will provide Sandstorm Gold shareholders with annual royalty revenue from operating mines as well as royalties on advanced exploration and development assets including Canadian Zinc Corporation's Prairie Creek mine and Entrée Gold Inc.'s Hugo North Extension and Heruga deposits. In addition, the Company expects to be able to benefit from the use of Sandstorm Metals non-capital loss carry forwards for tax purposes as well as cash expected to be received upon the monetization of non-core assets including various coal, oil and natural gas assets.

WARRANT EXERCISES Subsequent to the quarter end, the majority of the outstanding SSL.WT warrants were exercised prior to April 23, 2014 (the "Expiry Date"). Of the 24,947,578 warrants outstanding as at March 31, 2014, all but 1,384,371 were exercised prior to their Expiry Date.

SUMMARY OF QUARTERLY RESULTS

(in accordance with IFRS)

Quarters Ended

In $000s	Mar. 31, 2014	Dec. 31, 2013	Sep. 30, 2013	Jun. 30, 2013
Total revenue	$ 15,295	$ 15,767	$ 15,352	$ 13,353
Attributable Gold Equivalent ounces sold [1]	11,966	12,418	11,595	9,430
Gold sales	$ 12,932	$ 13,360	$ 12,671	$ 10,582
Royalty revenue	2,363	2,407	2,681	2,771
Average realized gold price per attributable ounce [1]	1,278	1,270	1,324	1,416
Average cash cost per attributable ounce [1]	355	345	355	330
Cash flow from operations	7,025	8,138	8,577	8,539
Cash flow from operations per share (basic) [1]	0.07	0.08	0.09	0.09
Cash flow from operations per share (diluted) [1]	0.06	0.08	0.08	0.08
Net income (loss) attributable to shareholders of Sandstorm	3,792	(39,863)	(1,446)	(14,975)
Net income (loss)	3,792	(39,863)	(1,917)	(15,228)
Basic income (loss) per share	0.04	(0.40)	(0.02)	(0.16)
Diluted income (loss) per share	0.03	(0.40)	(0.02)	(0.16)
Total assets	400,299	379,703	420,623	418,206
Total long-term liabilities	$ 5,837	$ 6,134	$ 6,848	$ 8,113

In $000s	Mar. 31, 2013	Dec. 31, 2012	Sep. 30, 2012	Jun. 30, 2012
Total revenue	$ 15,364	$ 12,423	$ 15,102	$ 14,954
Attributable Gold Equivalent ounces sold [1]	9,396	7,243	9,066	9,259
Gold sales	$ 14,031	$ 12,423	$ 15,102	$ 14,954
Royalty revenue	1,333	–	–	–
Average realized gold price per ounce [1]	1,635	1,715	1,666	1,615
Average cash cost per attributable ounce [1]	390	410	408	298
Cash flow from operations	6,963	6,504	10,598	11,258
Cash flow from operations per share (basic) [1]	0.08	0.08	0.14	0.16
Cash flow from operations per share (diluted) [1]	0.07	0.06	0.12	0.14
Net (loss) income attributable to shareholders of Sandstorm	(17,468)	7,367	4,861	5,283
Net (loss) income	(17,621)	7,367	4,861	5,283
Basic income per share	(0.19)	0.09	0.06	0.07
Diluted income per share	(0.19)	0.07	0.05	0.06
Total assets	445,476	341,427	332,436	178,046
Total long-term liabilities	$ 9,622	$ –	$ –	$ 187

1   See non-IFRS measures section below.

2   The net loss attributable to shareholders of Sandstorm, net loss and total assets have changed from the amounts reported during the previous quarters to reflect the adjustments to the purchase price allocation for the acquisition of Premier Royalty, which were made retrospectively. As a result of these adjustments the net loss and net loss attributable to shareholders of Sandstorm for the three months ended September 30, 2013 and June 30, 2013 decreased by $0.1 million and $2.0 million respectively, and increased by $5.4 million for the three month period ended March 31, 2013. Total assets at June 30, 2013 and at September 30, 2013 decreased by $0.3 million and $0.2 million respectively.

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended March 31, 2014 are summarized in the table below:

In $000s	Attributable ounces sold		Sales and royalty revenues		Cost of sales (excluding depletion)		Depletion		Income (loss) before taxes		Cash flow from operations
Aurizona	3,998	$	5,056	$	1,607	$	473	$	2,976	$	895
Bachelor Lake	2,740		3,531		1,370		1,628		533		2,161
Black Fox	1,449		1,845		737		1,035		73		1,108
Ming	400		521		–		367		155		521
Santa Elena	1,530		1,979		535		931		513		1,444
Royalties	1,849		2,363		–		1,667		695		1,334
Corporate	–		–		–		–		(913)		(438)
Consolidated	**11,966**	$	**15,295**	$	**4,249**	$	**6,101**	$	**4,032**	$	**7,025**

— THREE MONTHS ENDED MARCH 31, 2014
COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2013

For the three months ended March 31, 2014, net income and cash flow from operations were $3.8 million and $7.0 million, respectively, compared with net loss and cash flow from operations of $17.6 million and $7.0 million for the comparable period in 2013. The change is attributable to a combination of factors including:

↳ A $1.1 million decrease in administration expenses largely driven by (i) a $0.6 million decrease in corporate administration costs primarily attributed to the Company's implementation of a cost reduction program and (ii) a $0.7 million decrease in share based compensation expense as a result of a reduction in the number of stock based compensation granted to employees;

↳ A $0.4 million decrease in project evaluation expenses largely driven by the implementation of cost reduction initiatives; and

↳ A number of non-recurring items recorded during the three months ended March 31, 2013, including (i) a non-cash impairment charge of $19.9 million on goodwill arising from the Premier Royalty Inc. ("Premier Royalty") business combination and (ii) a $0.9 million non-cash loss on the revaluation of the Company's investments; partially offset by

↳ A $1.2 million increase in depletion expense largely driven by an increase in gold ounces sold and the inclusion of the royalty revenue and related depletion expense from the portfolio of royalties acquired in 2013.

For the three months ended March 31, 2014, revenue was $15.3 million compared with $15.4 million for the comparable period in 2013. The decrease is largely attributable to a number of factors including:

↳ 22% decrease in the average realized selling price of gold; partially offset by

↳ 27% increase in the number of Attributable Gold Equivalent ounces sold, due to:

    i.   An additional 1,261 gold ounces sold from the Bachelor Lake Mine primarily related to the mine recently reaching commercial production and the continued ramp up of operations;

    ii.   23% increase in gold ounces sold from the Aurizona Mine largely related to Luna's progress towards the Phase 1 Expansion and the mine's continued ramp up of operations; partially offset by

    iii.   35% decrease in gold ounces sold from the Black Fox Mine primarily driven from insufficient underground development resulting in lower production during the three months ended March 31, 2014. Primero, the new owner/operator of the mine, intends on making greater investments in underground development in an effort to improve mining and processing targets going forward.

— THREE MONTHS ENDED MARCH 31, 2014 COMPARED TO THE REMAINING QUARTERS

When comparing net income of $3.8 million and cash flow from operations of $7.0 million for the three months ended March 31, 2014 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

↳ A non-cash impairment charge of $52.2 million and a corresponding $13.3 million tax recovery relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;

↳ A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;

↳ A non-cash impairment charge of $3.2 million arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a 0.6% NSR recognized during the three months ended September 30, 2013;

↳ An increase in administration expenses during the year ended December 31, 2013 largely driven by the requirement to consolidate 100% of Premier Royalty's administration expenses as a result of the business combination and increased corporate activity;

↳ As a result of consolidating Premier Royalty's financial results, the Company began recognizing royalty revenue in the first quarter of 2013;

↳ Gold attributable ounces sold have increased over the course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012;

↳ A gain of $5.6 million, which represents the premium paid by Primero (formerly Brigus Gold Corp.) in exercising its option to repurchase a portion of the Gold Stream, was recognized during the three months ended December 31, 2012; and

↳ A loss of $1.4 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company's Canadian dollar-denominated public offering into US dollars was recognized during the three months ended September 30, 2012.

— CHANGE IN TOTAL ASSETS

Total assets increased by $20.6 million from December 31, 2013 to March 31, 2014 primarily resulting from (i) operating cash flows and (ii) the exercise of warrants; which were partially offset by depletion expense. The Company's total assets increased by $38.3 million from December 31, 2012 to December 31, 2013 primarily resulting from (i) the assets acquired in the Premier Royalty business combination and (ii) operating cash flows; which were partially offset by (i) the non-cash impairments described earlier and (ii) depletion expense. The Company's total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flow, partially offset by depletion expense. The Company's total assets increased by $154.4 million from June 30, 2012 to September 30, 2012 primarily resulting from the Company's September 7, 2012 equity financing.

— NON- IFRS MEASURES

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce.

i. Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

ii. Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of cash flow from operations per share (basic and diluted).

iii. Average realized gold price per ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of average realized gold price per ounce.

Figure 1.1		3 Months Ended Mar. 31, 2014		3 Months Ended Mar. 31, 2013
Cost of Sales (excluding depletion)	$	4,249	$	3,667
Cash cost of sales is comprised of:				
Total cash cost of gold sold		4,249		3,667
Divided by:				
Total Attributable Gold Equivalent ounces sold [1]		11,966		9,396
Equals:				
Average cash cost of gold (per ounce)	$	355	$	390

[1] *The Company's royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.*

The Company has also used the non-IFRS measure of Operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to Cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

— LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2014, the Company had cash and cash equivalents of $111.0 million (December 31, 2013 – $98.9 million) and working capital of $112.8 million (December 31, 2013 – $98.1 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company's normal operating requirements on an ongoing basis.

As described earlier, the Company generated operating cash flows of $7.0 million in both the three months ended March 31, 2014 and 2013. When comparing the operating cash flow for three months ended March 31, 2014 with the comparable period in 2013, an increase in the attributable gold ounces sold was largely offset by a decrease in the average realized selling price of gold.

During the three months ended March 31, 2014, the Company had cash outflows from investing activities of $13.4 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million and (ii) by providing a $2.2 million loan. During the three months ended March 31, 2013, the Company had net cash outflows of $39.6 million largely attributable to the acquisition of the Entrée Gold Stream; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-to-back agreement with Sandstorm Metals; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash used by Sandstorm in the making of the Premier Royalty acquisition.

During the three months ended March 31, 2014, the Company had net cash inflows from financing activities of $19.0 million, which were primarily comprised of the proceeds from the exercise of warrants. During the three months ended March 31, 2013, the Company had net cash inflows from financing activities of $2.9 million, which were primarily comprised of $4.2 million in proceeds from the exercise of warrants, partially offset by credit facility costs of $1.2 million.

Figure 1.2	3 Months Ended Mar. 31, 2014	3 Months Ended Mar. 31, 2013
Cash generated by operating activities	$ 7,025	$ 6,963
Divided by:		
Basic weighted average number of shares outstanding	103,031,612	90,503,390
Diluted weighted average number of shares outstanding [1]	110,861,098	105,485,876
Equals:		
Operating cash flow per share - basic	$ 0.07	0.08
Operating cash flow per share - diluted	$ 0.06	$ 0.07

1   *The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.*

Figure 1.3	3 Months Ended Mar. 31, 2014	3 Months Ended Mar. 31, 2013
Total revenue	$ 15,295	$ 15,364
Divided by:		
Total Attributable Gold Equivalent ounces sold	11,966	9,396
Equals:		
Average realized gold price per ounce	$ 1,278	$ 1,635

— CONTRACTUAL OBLIGATIONS

As at March 31, 2014, the Company had paid $5.8 million and will contribute another $4.2 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [5, 6]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1.   Subject to an annual inflationary adjustment except for Ming

2.   For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3.   For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4.   For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

5.   For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.

6.   For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

— SHARE CAPITAL

As of May 1, 2014, the Company had 111,181,067 common shares outstanding.

A summary of the Company's share purchase options as of May 1, 2014 are as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
407,500	407,500	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
150,000	150,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,323,500	1,323,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,139,000	756,670	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
3,837,633	**3,324,972**	**5.55**	

A summary of the Company's warrants as of May 1, 2014 are as follows:

	Number of Warrants on a Pre-consolidated Basis [1]	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT.C	-	-	238,344	$13.79	238,344	$13.79	Oct. 7, 2014
	-	-	145,000	$17.38	145,000	$17.38	Nov. 9, 2014
	-	-	563,303	$12.07	563,303	$12.07	Dec. 4, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	Oct. 19, 2015
	-	-	1,155,873	$13.79	1,155,873	$13.79	Dec. 4, 2016
	-	-	108,750	$13.79	108,750	$13.79	Jan. 17, 2016
	-	-	72,500	$17.24	72,500	$17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	19,662,599		**7,286,270**		**11,218,790**		

1   On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares; however, the Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

The Company has 456,266 Restricted Share Rights ("RSRs") outstanding as at May 1, 2014.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended March 31, 2014		3 Months Ended March 31, 2013	
Short-term employee salaries and benefits	$	527	$	412
Share-based payments		358		822
Total key management compensation expense	**$**	**885**	**$**	**1,234**

— FINANCIAL INSTRUMENTS

Credit Risk

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, trade and other payables and common share purchase warrants of Premier Royalty. All financial instruments are initially recorded at fair value.

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loan receivable, and receivable and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables and common share purchase warrants denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2014, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $0.5 million and other comprehensive (loss) income by $1.0 million, respectively.

Other risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at March 31, 2014, of $13.7 million (December 31, 2013 - $13.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

— RISKS TO SANDSTORM

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Deflector Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Premier Royalty portfolio of royalties, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, and the Bracemac-McLeod Mine (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 10, 2014, which is available on www.sedar.com.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation,

cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Aurizona Mine and the Serra Pelada Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Mine is located in Australia, the Gualcamayo Mine is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia, Argentina, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada Gold Stream cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, take any unfavourable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax. The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $509 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $404 per ounce in the case of the Aurizona Gold Stream, $350 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold.

Solvency Risk

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the condensed consolidated interim financial statements, and the reported amounts of revenues and expenditures during the periods presented. Note 3 of the Company's 2013 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgement and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS.

The Company's internal control over financial reporting includes:

1. maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
2. providing reasonable assurance that transactions are recorded as necessary for preparation of the condensed consolidated interim financial statements in accordance with IFRS as issued by the IASB;
3. providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
4. providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's condensed consolidated interim financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

During the three months ended March 31, 2014, there were no changes in the Company's internal control over financial reporting that materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

— FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2013 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing eight Gold Streams and 27 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS

For the Period Ended

March 31, 2014

CONDENSED CONSOLIDATED INTERIM
Statements of Financial Position

Expressed in U.S. dollars
($000s)

ASSETS	Note	March 31, 2014		December 31, 2013
Current				
Cash and cash equivalents		$ 110,964	$	98,936
Trade receivables and other		5,304		2,625
		$ 116,268	$	101,561
Non-current				
Mineral interests and royalties	4	240,804		237,940
Investments	5	13,652		12,989
Deferred financing costs		1,506		1,631
Loan receivable	4 (b)	10,607		10,302
Deferred income tax assets		14,412		14,414
Receivables and other		3,050		866
Total assets		**$ 400,299**	**$**	**379,703**
LIABILITIES				
Current				
Trade and other payables		$ 2,368	$	2,306
Common share purchase warrants - Premier Royalty		1,085		1,127
		$ 3,453	$	3,433
Non-current				
Deferred income tax liability		5,837		6,134
		$ 9,290	$	9,567
EQUITY				
Share capital	6	$ 406,636	$	383,082
Reserves	6	24,100		28,188
Deficit		(25,593)		(29,385)
Accumulated other comprehensive loss		(14,134)		(11,749)
		$ 391,009	$	370,136
Total liabilities and equity		**$ 400,299**	**$**	**379,703**

Contractual obligations (Note 4 (b) and 11)
Subsequent events (Note 13)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt"**, *Director*

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM
Statements of Income (Loss)

Expressed in U.S. dollars

($000s)

	Note		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013 (note 2(c))
Sales	12	$	12,932	$	14,031
Royalty revenue	12		2,363		1,333
		$	15,295	$	15,364
Cost of sales, excluding depletion			4,249		3,667
Depletion			6,101		4,877
Total cost of sales		$	10,350	$	8,544
Gross profit		$	4,945	$	6,820
Expenses and other (income)					
Administration expenses [1]	8	$	1,849	$	2,945
Project evaluation			153		578
Foreign exchange (gain) loss			(984)		194
Loss on revaluation of investments	5		89		883
Finance income			(538)		(298)
Finance expense			344		316
Other expenses			–		221
Goodwill impairment			–		19,897
Income (loss) before taxes		$	4,032	$	(17,916)
Income tax expense (recovery)	7		240		(295)
Net income (loss) for the period		$	3,792	$	(17,621)
Net income (loss) attributable to:					
Shareholders of Sandstorm Gold Ltd.			3,792		(17,468)
Non-controlling interests			–		(153)
Net income (loss) for the period		$	3,792	$	(17,621)
Basic earnings (loss) per share		$	0.04	$	(0.19)
Diluted earnings (loss) per share		$	0.03	$	(0.19)
Weighted average number of common shares outstanding					
Basic	6 (e)		103,031,612		90,503,390
Diluted	6 (e)		110,861,098		90,503,390
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.			421		1,148

The accompanying notes are an integral part of these condensed consolidated interim financial statements ↖

CONDENSED CONSOLIDATED INTERIM
Statements of Comprehensive Income (Loss)

	Note	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Net income (loss) for the period		$ 3,792	$ (17,621)
Other comprehensive (loss) income for the period			
Items that may subsequently be re-classified to net income (loss):			
Currency translation differences		(3,133)	(1,316)
Items that will not subsequently be reclassified to net income (loss):			
Unrealized gain (loss) on investments	5	748	(2,922)
Total other comprehensive loss for the period		$ (2,385)	(4,238)
Total comprehensive income (loss) for the period		$ **1,407**	$ **(21,859)**
Total other comprehensive loss attributable to:			
Shareholders of Sandstorm Gold Ltd.		(2,385)	(4,072)
Non-controlling interests		–	(166)
		$ (2,385)	$ (4,238)
Total comprehensive income (loss) attributable to:			
Shareholders of Sandstorm Gold Ltd.		1,407	(21,540)
Non-controlling interests		–	(319)
Total comprehensive income (loss) for the period		$ **1,407**	$ **(21,859)**

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

CONDENSED CONSOLIDATED INTERIM
Statements of Cash Flows

Expressed in U.S. dollars

($000s)

Cash flow from (used in):	Note	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Operating activities				
Net income (loss) for the period		$ 3,792	$	(17,621)
Items not affecting cash:				
Goodwill impairment		–		19,897
Depletion and depreciation and financing amortization		6,280		5,071
Deferred income tax recovery		(88)		(610)
Share-based payment		421		1,148
Loss on revaluation of investments	5	84		894
Unrealized foreign exchange (gain) loss		(986)		265
Interest on loan receivable		(305)		–
Changes in non-cash working capital	9	(2,173)		(2,081)
		$ 7,025	$	6,963
Investing activities				
Acquisition of mineral interests and royalties	4	(11,151)		(54,222)
Acquisition of investments and other assets	5	–		(14,831)
Funds received from promissory note		–		15,000
Loan issuance		(2,232)		–
Proceeds on disposal of investments		–		339
Acquisition of Premier Royalty, net of cash acquired of $39.9M		–		14,099
		$ (13,383)	$	(39,615)
Financing activities				
Proceeds on exercise of warrants and options	6	19,046		4,199
Share issue costs		–		(117)
Deferred financing costs		(8)		(1,227)
		$ 19,038	$	2,855
Effect of exchange rate changes on cash		(652)		(645)
Net increase (decrease) in cash and cash equivalents		12,028	$	(30,442)
Cash and cash equivalents – beginning of the period		98,936		127,359
Cash and cash equivalents – end of the period		$ 110,964	$	96,917
Cash and cash equivalents, at the end of the period				
Cash at bank		$ 50,242	$	44,274
Short-term deposit		$ 60,722	$	52,643

Supplemental cash flow information (note 9)

CONDENSED CONSOLIDATED INTERIM
Statements of Changes In Equity

Expressed in U.S. dollars ($000s)

	Note	Share Capital		Reserves		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling interest	Total
		Number	Amount	Share Options	Share Purchase Warrants				
At January 1, 2013		86,009,888	$ 281,495	$ 4,139	$ 22,713	$ 27,669	$ 164	$ -	$ 336,180
Shares issued on exercise of warrants	6 (c)	1,399,768	5,172	-	(973)	-	-	-	4,199
Special Warrants issued on acquisition of Premier Royalty	2 (c)	-	-	-	64,394	-	-	39,974	104,368
Shares issued on exercise of Special Warrants		2,802,139	32,197	-	(32,197)	-	-	-	-
Share issue costs (net of tax of $48)		-	(144)	-	-	-	-	-	(144)
Share based payment		-	-	860	-	-	-	288	1,148
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	797	797
Net loss for the period		-	-	-	-	(17,468)	-	(153)	(17,621)
Other comprehensive loss		-	-	-	-	-	(4,072)	(166)	(4,238)
At March 31, 2013		90,211,795	$ 318,720	$ 4,999	$ 53,937	$ 10,201	$ (3,908)	$ 40,740	$ 424,689
Shares issued on exercise of warrants	6 (c)	2,353,261	8,696	-	(1,635)	-	-	-	7,061
Options exercised	6 (b)	36,500	130	(8)	-	-	-	-	122
Shares issued on exercise of Special Warrants		2,802,139	32,197	-	(32,197)	-	-	-	-
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	570	570
Acquisition of non-controlling interest of Premier Royalty		4,618,109	23,256	-	-	16,698	-	(39,954)	-
Share issue costs (net of tax of $211)		-	9	-	-	-	-	-	9
Vesting of restricted stock rights		6,334	74	(74)	-	-	-	-	-
Share based payment		-	-	3,166	-	-	-	356	3,522
Net loss for the period		-	-	-	-	(56,284)	-	(724)	(57,008)
Other comprehensive loss		-	-	-	-	-	(7,841)	(988)	(8,829)
At December 31, 2013		100,028,138	$ 383,082	$ 8,083	$ 20,105	$ (29,385)	$ (11,749)	$ -	$ 370,136

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

Continued

	Note	Share Capital		Reserves		Retained Earnings (Deficit)	Accumulated Other Compre-hensive Income (Loss)	Non-Controlling interest	Total
		Number	Amount	Share Options	Share Purchase Warrants				
At December 31, 2013		**100,028,138**	**$ 383,082**	**$ 8,083**	**$ 20,105**	**$ (29,385)**	**$ (11,749)**	**$ -**	**$ 370,136**
Shares issued on exercise of warrants	6 (c)	6,281,789	23,211	-	(4,366)	-	-	-	18,845
Options exercised	6 (b)	99,500	236	(36)	-	-	-	-	200
Vesting of restricted stock rights		9,000	107	(107)	-	-	-	-	-
Share based payment		-	-	421	-	-	-	-	421
Net income for the period		-	-	-	-	3,792	-	-	3,792
Other comprehensive loss		-	-	-	-	-	(2,385)	-	(2,385)
At March 31, 2014		**106,418,427**	**$ 406,636**	**$ 8,361**	**$ 15,739**	**$ (25,593)**	**$ (14,134)**	**$ -**	**$ 391,009**

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams") from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on May 1, 2014.

2   BASIS OF PRESENTATION

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's annual December 31, 2013 consolidated financial statements.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C   Purchase Price Allocation Adjustment

In January 2013, the Company acquired a 59.9% interest in Premier Royalty Inc. In the quarter ended March 31, 2013, the Company recognized a goodwill impairment of $14.0 million and a loss on the revaluation of warrants of $1.2 million. The comparative figures have been adjusted to reflect the impact of finalizing the purchase price allocation. This adjustment resulted in the following changes: non-controlling interest recognized on acquisition was increased by $2.9 million, the goodwill impairment was increased by $5.9 million and the loss on the revaluation of warrants was decreased by $0.5 million for three month period ended March 31, 2013.

3 FINANCIAL INSTRUMENTS

A Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s		Total		Quoted prices in active markets for identical assets (Level1)		Significant other observable inputs (Level 2)		Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$	9,552	$	9,552	$	-	$	-
Long-term investments – *convertible debt*		4,100		-		4,100		-
	$	**13,652**	$	**9,552**	$	**4,100**	$	-
Common share purchase warrants- Premier Royalty	$	1,085		-		1,085		-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loan receivable, receivables and other and trade and other payables, approximate their carrying values at March 31, 2014.

B Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables and common share purchase warrants denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at March 31, 2014, a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would decrease or increase net (loss) income by $0.5 million and other comprehensive (loss) income by $1.0 million, respectively.

4 MINERAL INTERESTS AND ROYALTIES

A Carrying Amount

As of and for the three months ended March 31, 2014:

| | Cost | | | | Accumulated Depletion | | | Carrying |
In $000s	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Ending	Carrying Amount
Aurizona, Brazil	25,820	366	–	26,186	4,293	473	4,766	21,420
Bachelor Lake, Canada	22,671	–	–	22,671	4,917	1,628	6,545	16,126
Black Fox, Canada	37,758	–	–	37,758	13,916	1,035	14,951	22,807
Hugo North Extension and Heruga, Mongolia	37,580	–	–	37,580	–	–	–	37,580
Ming, Canada	20,068	–	–	20,068	4,017	367	4,384	15,684
Santa Elena, Mexico	13,342	10,000	–	23,342	7,731	931	8,662	14,680
Royalties [1]	114,485	233	(1,666)	113,052	8,515	1,667	10,182	102,870
Other [2]	10,345	32	–	10,377	740	–	740	9,637
Total	**282,069**	**10,631**	**(1,666)**	**291,034**	**44,129**	**6,101**	**50,230**	**240,804**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

2   Includes Deflector and Summit.

As of and for the year ended December 31, 2013:

| | Cost | | | | | Accumulated Depletion | | | | Carrying |
In $000s	Opening	Additions	Impairment	Foreign exchange translation	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	21,500	4,320	–	–	25,820	3,026	1,267	–	4,293	21,527
Bachelor Lake, Canada	22,171	500	–	–	22,671	652	4,315	(50)	4,917	17,754
Black Fox, Canada	37,758	–	–	–	37,758	8,299	5,645	(28)	13,916	23,842
Hugo North Extension and Heruga, Mongolia	–	37,580	–	–	37,580	–	–	–	–	37,580
Ming, Canada	20,068	–	–	–	20,068	3,145	872	–	4,017	16,051
Santa Elena, Mexico	13,342	–	–	–	13,342	4,405	3,324	–	7,731	5,611
Royalties [1]	86,154	86,131	(55,370)	(2,430)	114,485	–	8,515	–	8,515	105,970
Other [2]	4,277	6,068			10,345	740	–	–	740	9,605
Total	**205,270**	**134,599**	**(55,370)**	**(2,430)**	**282,069**	**20,269**	**23,938**	**(78)**	**44,129**	**237,940**

1   Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.

2   Includes Deflector and Summit.

B   Acquisitions and Update

ACQUISITION | **Santa Elena** | The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.'s ("SilverCrest") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.

During the three months ended March 31, 2014, the Company received official notification of SilverCrest's intention to develop an underground mine and milling operation. As contemplated in the original purchase agreement, Sandstorm exercised its option to purchase an amount equal to 20% of the gold produced from the Santa Elena underground mine. In consideration, Sandstorm made an upfront payment of $10.0 million during the three months ended March 31, 2014.

UPDATE | **Aurizona** | The Company has paid $5.8 million and will contribute another $4.2 million in capital towards the phase one production expansion project ("Phase 1 Expansion") at Luna Gold Corp.'s ("Luna") open-pit Aurizona mine ("Aurizona Mine"). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

In accordance with its previously announced commitment, the Company remitted a $20.0 million loan to Luna (whereby $10.0 million was advanced in 2013 and the remaining $10.0 million commitment was remitted in April 2014). The non-revolving loan is subject to interest at a rate of 12% per annum, subject to certain conditions, and will mature on June 30, 2017.

5   INVESTMENTS

As of and for the three months ended March 31, 2014:

In $000s		Fair Value December 31, 2013		Net Additions (Disposals) March 31, 2014		Fair Value Adjustment March 31, 2014		Fair Value March 31, 2014
Common shares	$	8,804	$	-	$	748	$	9,552
Convertible debt instrument		4,185		-		(85)		4,100
Total	$	**12,989**	$	**-**	$	**663**	$	**13,652**

As of and for the three months ended March 31, 2013:

In $000s		Fair Value December 31, 2012		Net Additions (Disposals) March 31, 2013		Fair Value Adjustment March 31, 2013		Fair Value March 31, 2013
Common shares	$	2,518	$	14,756	$	(4,160)	$	13,114
Warrants		472		3,251		(1,301)		2,422
Convertible debt instrument		4,552		-		(108)		4,444
Total	$	**7,542**	$	**18,007**	$	**(5,569)**	$	**19,980**

6 SHARE CAPITAL AND RESERVES

A Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

B Stock Options of the Company

The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2012 and March 31, 2013	3,607,000	4.47
Exercised	(36,500)	3.40
Addition of outstanding Premier Royalty Options [1]	416,633	16.17
Options outstanding at December 31, 2013	**3,987,133**	**5.70**
Exercised	(99,500)	2.24
Options outstanding at March 31, 2014	**3,887,633**	**5.79**

1   *The number of options and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.*

A summary of the Company's share purchase options as of March 31, 2014 is as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
457,500	457,500	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
150,000	150,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,323,500	1,323,500	$3.40	November 26, 2015
91,000	60,668	$6.30	August 25, 2016
1,139,000	756,670	$6.35	November 25, 2016
402,133	402,133	$16.35	December 11, 2017
150,000	50,001	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
3,887,633	**3,374,972**	**5.55**	

The weighted-average share price at date of exercise for the period ended March 31, 2014 was C$6.71 (no stock options were exercised during the period ended March 31, 2013). The weighted average remaining contractual life of the options for the period ended March 31, 2014 was 1.97 years (3.48 years – period ended March 31, 2013).

A summary of share-based payment recognized is as follows:

In $000s	Three Months Ended March 31, 2014	Three Months Ended March. 31 2013
Employees	$ 421	$ 1,148

C   Share Purchase Warrants

A summary of the Company's warrants and the changes for the period are as follows:

	Number of Warrants on a Pre-Consolidated Basis	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2012	99,786,771	23,959,354
Exercised	(18,765,151)	(3,753,029)
Addition of outstanding Premier Royalty Warrants [1]	2,283,770	2,283,770
Warrants outstanding at December 31, 2013	83,305,390	22,490,095
Exercised	(31,408,943)	(6,281,789)
Warrants outstanding at March 31, 2014	51,896,447	16,208,306

1   *The number of warrants and exercise price reflects the exchange ratio of one Premier Royalty share for 0.145 of a Sandstorm share.*

A summary of the Company's warrants at March 31, 2014 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	24,947,578	$0.60	-	-	4,989,516	$3.00	Apr. 23, 2014
SSL.WT.C	-	-	238,344	$13.79	238,344	$13.79	Oct. 7, 2014
-	-	-	145,000	$17.38	145,000	$17.38	Nov. 9, 2014
-	-	-	563,303	$12.07	563,303	$12.07	Dec. 4, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	Oct. 19, 2015
-	-	-	1,155,873	$13.79	1,155,873	$13.79	Dec. 4, 2016
-	-	-	108,750	$13.79	108,750	$13.79	Jan. 17, 2016
-	-	-	72,500	$17.24	72,500	$17.24	Feb. 28, 2016
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	44,610,177		7,286,270		16,208,306		

D **Restricted Share Rights ("RSRs")**

On April 4, 2011, the Company adopted a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

During the year ended December 31, 2013, the Company granted 141,600 RSRs with a fair value of $0.7 million, a three to five year vesting term, and a weighted average grant date fair value of C$4.93 per unit. No RSRs were granted during the period ended March 31, 2014.

E **Diluted Earnings (Loss) Per Share**

Diluted earnings (loss) per share is calculated based on the following:

In $000s		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Net income (loss) attributable to Shareholders of Sandstorm	$	3,792	$	(17,468)
Basic weighted average number of shares [1]		103,031,612		90,503,390
Effect of dilutive securities				
Stock options		1,132,289		–
Warrants		6,669,898		–
Restricted share rights		27,299		–
Diluted weighted average number of common shares		**110,861,098**		**90,503,390**

1 *The basic weighted average number of shares outstanding for the three months ended March 31, 2013 includes the issued Special Warrants from the date of issuance.*

The following table lists the number of stock options, warrants and RSRs excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of C$5.90 during the period ended March 31, 2014. For the comparative period ending March 31, 2013, the Company was in a net loss position; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings for the period ended March 31, 2013 as they would have been dilutive:

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Stock Options	1,796,633	2,154,521
Warrants	7,286,270	12,827,965
RSRs	314,666	–

7   INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013	
Income (loss) before income taxes	$	4,032	$	(17,916)
Canadian federal and provincial income tax rates		26.0%		25.0%
Income tax expense (recovery) based on the above rates	$	1,048	$	(4,479)
Increase (decrease) due to:				
Non-deductible expenses		110		337
Permanent difference for goodwill impairment		–		5,055
Difference between statutory and foreign tax rates		(714)		(1,172)
Other		(204)	$	(36)
Income tax expense (recovery)	$	**240**	$	**(295)**

8   ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013	
Corporate administration	$	563	$	1,193
Employee benefits and salaries		695		444
Professional fees		123		126
Depreciation		47		34
Administration expenses before share based compensation	$	**1,428**	$	**1,797**
Equity settled share based compensation (a non-cash expense)		421		1,148
Total administration expenses	$	**1,849**	$	**2,945**

9   SUPPLEMENTAL CASH FLOW INFORMATION

In $000s		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Change in non-cash working capital				
Trade receivables and other	$	(2,755)	$	(1,110)
Trade and other payables	$	582		(971)
Net decrease in cash	$	**(2,173)**	$	**(2,081)**
Significant non-cash transactions:				
Issuance of Special Warrants of the Company for acquisition of Premier Royalty	$	-	$	64,394
Receipt of common shares	$	-	$	5,000

10   KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
Short-term employee salaries and benefits	$	527	$	412
Share-based payments		358		822
Total key management compensation expense	$	**885**	$	**1,234**

11 CONTRACTUAL OBLIGATIONS

Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5, 6]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Aurizona	17%	$404
Bachelor Lake	20%	$500
Black Fox	8%	$509
Deflector	2.6%	$500
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1   *Subject to an annual inflationary adjustment except for Ming.*

2   *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3   *For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4   *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $350 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $350 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5   *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained below 560 metres in depth.*

6   *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.*

As at March 31, 2014, the Company had paid $5.8 million and will contribute another $4.2 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million.

12   SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended March 31, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 5,056	$ -	$ 1,607	$ 473	$ 2,976	$ 895
Bachelor Lake, Canada	3,531	-	1,370	1,628	533	2,161
Black Fox, Canada	1,845	-	737	1,035	73	1,108
Ming, Canada	521	-	-	367	155	521
Santa Elena, Mexico	1,979	-	535	931	513	1,444
Royalties [1]	-	2,363	-	1,667	695	1,334
Corporate	-	-	-	-	(913)	(438)
Consolidated	**$ 12,932**	**$ 2,363**	**$ 4,249**	**$ 6,101**	**$ 4,032**	**$ 7,025**

1   *Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

For the three months ended March 31, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of goodwill	(Loss) income before taxes	Cash from operations
Aurizona, Brazil	$ 5,343	$ -	$ 1,297	$ 538	$ -	$ 3,508	$ 4,046
Bachelor Lake, Canada	2,400	-	688	879	-	833	1,541
Black Fox, Canada	3,630	-	1,167	1,653	-	810	2,174
Ming, Canada	278	-	-	105	-	173	29
Royalties [1]	-	1,333	-	1,051	19,897	(20,275)	(323)
Santa Elena, Mexico	2,380	-	515	651	-	1,214	1,373
Corporate	-	-	-	-	-	(4,179)	(1,877)
Consolidated	**$ 14,031**	**$ 1,333**	**$ 3,667**	**$ 4,877**	**$ 19,897**	**$ (17,916)**	**$ 6,963**

1   *Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

Total assets as of:

In $000s	March 31, 2014	December 31, 2013
Aurizona	$ 23,973	$ 21,537
Bachelor Lake	16,125	17,754
Black Fox	22,807	23,842
Entrée	37,580	37,580
Ming	15,684	16,051
Santa Elena	14,680	5,611
Royalties [1]	137,179	139,006
Other [2]	9,637	9,580
Corporate	122,634	108,742
Consolidated	$ **400,299**	$ **379,703**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, and Thunder Creek.*

2   *Includes Deflector and Summit.*

13   SUBSEQUENT EVENTS

A   Acquisition

On April 21, 2014, the Company entered into a definitive arrangement agreement ("Arrangement Agreement") with Sandstorm Metals & Energy Ltd. ("Sandstorm Metals") pursuant to which Sandstorm Gold would acquire all of the issued and outstanding common shares (the "Sandstorm Metals Shares") of Sandstorm Metals other than the Sandstorm Metals Shares currently owned by the Company. The transaction will be implemented by way of a statutory plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) and is subject to court, shareholder and regulatory approvals.

Upon completion of the Arrangement, Sandstorm Gold will issue to each holder of a Sandstorm Metals Share 0.178 of a common share of Sandstorm Gold and pay C$0.35 in cash.

B   Warrant Exercises

Subsequent to the quarter end, the majority of the outstanding SSL.WT warrants were exercised prior to April 23, 2014 (the "Expiry Date"). Of the 24,947,578 warrants outstanding as at March 31, 2014, all but 1,384,371 were exercised prior to their Expiry Date.